                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   6   )*
                                          _______

                           PRIMADONNA RESORTS, INC.
_______________________________________________________________________________
                               (Name of Issuer)

                         Common Stock, $.01 par value
_______________________________________________________________________________
                        (Title of Class of Securities)

                                  741548 10 1
                         _____________________________
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














SEC 1745 (2-95)                Page 1 of 9 pages

CUSIP No. 741548 10 1                 13G                    Page 2 of 9 Pages
         ____________                                             ___   ___
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gary E. Primm
       SSN ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) X
                                                                     (b) __

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

              5  SOLE VOTING POWER
                 8,722,412
  NUMBER OF
   SHARES
 BENEFICIALLY
   OWNED BY
    EACH
   REPORTING  6  SHARED VOTING POWER
    PERSON       0
     WITH


              7  SOLE DISPOSITIVE POWER
                 8,722,412




              8  SHARED DISPOSITIVE POWER
                 0



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,722,412


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       30.3%

12  TYPE OF REPORTING PERSON*

       IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               2 of 9

CUSIP No. 741548 10 1                 13G                    Page 3 of 9 Pages
         ____________                                             ___   ___
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gary E. Primm as Trustee of the Gary Ernest Primm Family Trust (u/t/d April 10, 1985)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) X
                                                                     (b) ___

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada

              5  SOLE VOTING POWER
                 7,526,712
  NUMBER OF
   SHARES
 BENEFICIALLY
   OWNED BY
    EACH
   REPORTING  6  SHARED VOTING POWER
    PERSON       0
     WITH


              7  SOLE DISPOSITIVE POWER
                 7,526,712


              8  SHARED DISPOSITIVE POWER
                 0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,526,712



10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       26.1%

12  TYPE OF REPORTING PERSON*

   OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               3 of 9

CUSIP No. 741548 10 1                 13G                    Page 4 of 9 Pages
         ____________                                             ___   ___
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gary E. Primm as Trustee of the Gary E. Primm Charitable Trust (u/t/d December 27, 1995)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) X
                                                                     (b) ___

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada

              5  SOLE VOTING POWER
                 1,195,000
  NUMBER OF
   SHARES
 BENEFICIALLY
   OWNED BY
    EACH
   REPORTING  6  SHARED VOTING POWER
    PERSON       0
     WITH


              7  SOLE DISPOSITIVE POWER
                 1,195,000




              8  SHARED DISPOSITIVE POWER
                 0


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,195,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.2%

12  TYPE OF REPORTING PERSON*

       OO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               4 of 9

CUSIP No. 741548 10 1

Item 1.
       (a) Name of Issuer

                 Primadonna Resorts, Inc.

       (b) Address of Issuer's Principal Executive Offices

                 P.O. Box 95997
                 Las Vegas, Nevada 89193-5997

Item 2.
       (a) Name of Person Filing

                 This statement is filed by (I) the Gary Ernest Primm Family Trust (u/t/d: April 10, 1985), a trust established under Nevada law (the "Primm Trust"), (ii) the Gary E. Primm Charitable Trust (u/t/d: December 27, 1995), a trust established under Nevada law (the "Charitable Trust"), and
                 (iii) Gary E. Primm. The Primm Trust is an intervivos revocable family trust where Mr. Primm serves as the sole trustee and beneficiary. The Charitable Trust is a charitable trust where Mr. Primm serves as the sole trustee and beneficiary. The Primm Trust, the Charitable Trust and Mr. Primm hereinafter collectively referred to as the "Reporting Person".

       (b) Address of Principal Business Officer or, if none, Residence

           Mr. Primm           7000 Tomiyasu Lane
                               Las Vegas, Nevada 89120
           Primm Trust         7000 Tomiyasu Lane
                               Las Vegas, Nevada 89120
           Charitable Trust    7000 Tomiyasu Lane
                               Las Vegas, Nevada 89120

       (c) Citizenship

           Mr. Primm           United States
           Primm Trust         Nevada
           Charitable Trust    Nevada

       (d) Title of Class of Securities

                 Common Stock, $.01 par value

       (e) CUSIP Number

                 741548 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not applicable

CUSIP No. 741548 10 1

Item 4.    Ownership

       (a) Amount Beneficially Owned

                 The Primm Trust holds 7,526,712 shares of Company common stock, and Mr. Primm is the sole beneficiary of the Primm Trust and has sole voting and investment power over securities held in the Primm Trust including the power to dispose or to direct the disposition of such securities. The Charitable Trust holds 1,195,000 shares of Company common stock, and Mr. Primm is the sole beneficiary of the Charitable Trust and has sole voting and investment power over securities held in the Charitable Trust including the power to dispose or to direct the disposition of such securities. Mr. Primm holds 700 shares of Company common stock in his name and has sole voting and investment power over these.

       (b) Percent of Class

                 Mr. Primm              30.3%
                 Primm Trust            26.1%
                 Charitable Trust        4.2%

       (c) Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote

                 Mr. Primm              8,722,412
                 Primm Trust            7,526,712
                 Charitable Trust       1,195,000

           (ii)  shared power to vote or to direct the vote

                 Mr. Primm              0
                 Primm Trust            0
                 Charitable Trust       0

           (iii) sole power to dispose or to direct the disposition of

                 Mr. Primm              8,722,412
                 Primm Trust            7,526,712
                 Charitable Trust       1,195,000

           (iv)  shared power to dispose or to direct the disposition of

                 Mr. Primm              0
                 Primm Trust            0
                 Charitable Trust       0

Item 5.    Ownership of Five Percent of Less of a Class.

                 Not applicable

CUSIP No. 741548 10 1

Item 6.    Ownership of More than Five Percent of Behalf of Another Person.

                 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable

Item 8.    Identification and Classification of Members of the Group.

                 Not applicable

Item 9.    Notice of Dissolution of Group.

                 Not applicable

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 6, 1999
                                                           _________________
                                                                  Date



                                                           /s/ Gary E. Primm
                                                           __________________
                                                               Gary E. Primm

                                                  THE GARY ERNEST PRIMM FAMILY
                                                  TRUST (u/t/d April 10, 1985)
                                                          /s/ Gary E. Primm
                                                          ____________________
                                                        Gary E. Primm, Trustee

                                                 The GARY E. PRIMM CHARITABLE
                                                TRUST (u/t/d December 27, 1995
                                                          /s/ Gary E. Primm
                                                          ____________________
                                                        Gary E. Primm, Trustee

CUSIP No. 741548 10 1

                                 EXHIBIT INDEX

Exhibit                                                         Sequentially
Numbered
   No.                    Description
Page
________                  ___________                           _____________

1.                 Joint Acquisition Statement                       8

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledges and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or its contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 6, 1999


                                                  THE GARY ERNEST PRIMM FAMILY
                                                  TRUST (u/t/d April 10, 1985)
                                                           /s/ Gary E. Primm
                                                         ____________________
                                                       Gary E. Primm, Trustee

                                                 The GARY E. PRIMM CHARITABLE
                                                TRUST (u/t/d December 27, 1995
                                                           /s/ Gary E. Primm
                                                         ____________________
                                                       Gary E. Primm, Trustee

                                                            /s/ Gary E. Primm
                                                         ____________________
                                                               Gary E. Primm